                                                                     EXHIBIT 2.3


                               TRANSFER AGREEMENT

                                  BY AND AMONG

                          PREMIERE TECHNOLOGIES, INC.,

                              HI-PAK SYSTEMS, INC.

                                      AND

                         OWNERS OF HI-PAK SYSTEMS, INC.



                           DATED AS OF APRIL 2, 1997

                              TRANSFER AGREEMENT



   THIS TRANSFER AGREEMENT (this "Agreement") is entered into as of April 2, 1997 by and among Premiere Technologies, Inc., a Georgia corporation ("Premiere"), Hi-Pak Systems, Inc., a Michigan corporation (the "Company"), and those parties listed on the signature pages hereto as the owners of the Company (the "Owners").


                             W I T N E S S E T H:
                             - - - - - - - - - -


   WHEREAS, this Agreement provides for the acquisition of the Company by Premiere pursuant to the merger of the Company with and into a wholly owned subsidiary of Premiere ("Merger Corp"), with Merger Corp as the surviving corporation in such merger (the "Merger");

   WHEREAS, the respective Boards of Directors of Premiere and the Company have approved the terms and conditions set forth in this Agreement;

   WHEREAS, the Owners own one hundred percent (100%) of the equity interests in the Company;

   WHEREAS, this Agreement provides for all of the Owners' equity interests in the Company to be converted into the right to receive shares of Premiere Stock in connection with the Merger;

   WHEREAS, it is also the intention of the parties hereto that the form of the transactions with respect to the Company, Premiere and Merger Corp shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code for federal income tax purposes; and

   WHEREAS, it is also the intention of the parties hereto that the business combination to be effected by the Merger be accounted for as a pooling of interests.


   NOW, THEREFORE, in consideration of the foregoing, the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


                       I.  UNIFORM TERMS AND CONDITIONS


   1.1 Incorporation by Reference. The Uniform Terms and Conditions attached hereto as Exhibit A (the "Uniform Terms") are hereby made a part of and incorporated herein as if fully restated herein. Capitalized terms not defined herein shall have the meanings provided in the Uniform Terms.

                             II.  TERMS OF MERGER


   2.1  The Merger.

        (a) Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall be merged with and into Merger Corp in accordance with the provisions of the business corporation act under the laws of the State of Michigan (the "Michigan Act") and the laws of the State of Georgia (the "Georgia Act"). Merger Corp shall be the surviving corporation resulting from the Merger, shall thereafter conduct the business and operations of the Company as a wholly owned subsidiary of Premiere and shall continue to be governed by the laws of the State of Georgia. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective boards of directors of Premiere, Merger Corp and the Company.

        (b) Subject to the provisions of this Agreement, the parties shall file Articles of Merger, as appropriate, executed in accordance with the relevant provisions of the Michigan Act and a Certificate of Merger executed in accordance with the relevant provisions of the Georgia Act and shall make all other filings or recordings required under each such Act as soon as practicable on or after the Closing Date. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger, as appropriate, reflecting the Merger becomes effective with the Secretary of State of the State of Michigan and the Certificate of Merger reflecting the Merger becomes effective with the Secretary of State of the State of Georgia (the "Effective Time").

        (c) The charter and Bylaws of Merger Corp in effect immediately prior to the Effective Time shall be the charter and Bylaws of the surviving corporation until otherwise amended or repealed, the directors of Merger Corp immediately prior to the Effective Time shall serve as the directors of the surviving corporation from and after the Effective Time, and the officers of Merger Corp in office immediately prior to the Effective Time shall serve as the officers of the surviving corporation from and after the Effective Time.

   2.2 Conversion of Shares. Subject to the provisions of this Section 2.2, and in consideration for the transactions contemplated hereby, at the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the shareholders of any of the parties hereto, the shares of the constituent corporations of the Merger shall be converted as follows:

        (a) Each share of Premiere Stock and each share of Merger Corp common stock issued and outstanding at the Effective Time shall remain issued and outstanding after the Effective Time.

        (b) All of the shares of the capital stock, par value $1.00 per share, of the Company ("Company Stock") (excluding treasury shares and excluding shares held by shareholders who perfect their statutory dissenters' rights as provided in Section 2.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive:

             (i)  the number of shares of Premiere Stock determined by dividing
                  (A) the product of .9 multiplied by the Company Purchase Price, by (B) the Average Closing Price; and

             (ii) the number of shares of Premiere Stock determined by dividing
                  (A) the product of .1 multiplied by the Company Purchase Price, by (B) the Average Closing Price (the "General Escrow Amount");

all as determined in accordance with Section 2.3 below (collectively, the "Consideration"). Subject to Section 2.2(d) below, the Consideration shall be issuable to the Owners pro rata in accordance with their ownership of Company Common Stock pursuant to Section 2.6, which ownership the Owners represent has not been adjusted in contemplation of the transactions described herein.

        (c) Any and all shares of Company Common Stock held as treasury shares by the Company shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

        (d) Upon consummation of the Merger, the Owners shall deliver the General Escrow Amount in negotiable form to the Escrow Agent to be held in escrow pursuant to the terms and conditions of the Escrow Agreement in the form attached hereto as Exhibit B, which shall be executed and delivered by Premiere and the Owners at the Closing.

   2.3 Calculation of Consideration. For purposes of determining the Consideration issuable to the Owners pursuant to Section 2.2(b) above, the following shall apply:

        (a) "Average Closing Price" shall be the average of the daily last sale prices of Premiere Stock for the period consisting of twenty (20) consecutive trading days on which such shares are actually traded on the Nasdaq National Market (as reported by the Wall Street Journal or, if not reported thereby, any other authoritative source selected by Premiere) ending at the close of trading on the first trading day immediately preceding the Closing; provided, however, that the Average Closing Price shall not be less than $22.50 nor more than $30.50 (collectively, $22.50 and $30.50 are referred to as the "Average Closing Price Limitations").

        (b) "Company Purchase Price" shall be the sum of (i) the amount determined by multiplying the Normalized EBITDA of the Company by the Stock Multiple, plus (ii) the amount of cash reflected on the Closing Date Balance Sheet, minus (iii) the aggregate amount of principal and accrued and unpaid interest under funded debt and capital lease obligations reflected on the Closing Date Balance Sheet, and minus (iv) the amount by which the Transaction Costs exceed the Deductible Amount.

        (c)  "Deductible Amount" shall be an amount equal to $5,000.

        (d) "Normalized EBITDA" of the Company shall be an amount equal to $510,852.00.

        (e) "Registration Right" shall mean the right to include Premiere Stock issued in the Merger in a registration statement which Premiere intends to file promptly after the end of the first full fiscal quarter of Premiere containing the period of post-Merger combined operations required by ASRs 130 and 135, pursuant to the terms and conditions of the Stock Restriction and Registration Rights Agreement in the form attached hereto as of Exhibit C (the "Registration Rights Agreement").

        (f) "Stock Multiple" shall be six (6).

        (g) "Transaction Costs" shall mean all amounts incurred but unpaid by the Company in connection with (i) the negotiation and preparation of this Agreement, (ii) the preparation of the Audited Financial Statements, (iii) the consummation of the Transactions and (iv) one-half of the costs and expenses of public record searches pursuant to Section 5.9(b) of the Uniform Terms.

   2.4 Dissenting Shareholders. Subject to Section 4.2, any holder of shares of voting capital stock of the Company who perfects any available dissenters' rights in accordance with and as contemplated by the Michigan Act shall be entitled to receive the value of such shares in cash from the Company after the Effective Time as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Michigan Act and surrendered to the Company the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting shareholder of the Company fails to perfect, or effectively withdraws or loses, its right to appraisal and of payment for its shares, Premiere shall issue and deliver the consideration to which such holder of shares of Company capital stock is entitled under this Article II (without interest) upon surrender of certificates representing such shares held by such holder.

   2.5 Closing. The Closing shall take place at the offices of Alston & Bird LLP, Atlanta, Georgia, at 10:00 a.m. local time, on the date set forth in the Uniform Terms, provided all conditions set forth in Articles V and VI of the Uniform Terms and Articles IV and V of this Agreement have been satisfied or waived, or on such other date or at such other place and time mutually agreed upon by the parties.

   2.6 Exchange of Shares. Promptly after the Effective Time, Premiere and Company shall cause to be mailed to the former Company shareholders appropriate transmittal materials for the surrender of the certificate or certificates formerly representing their shares of Company Common Stock in exchange for shares of Premiere Stock as provided in this Agreement. Until surrendered for exchange in accordance herewith, each certificate theretofore representing shares of Company Common Stock shall from and after the Effective Time represent only the right to receive the Consideration provided in this Agreement in exchange therefor. No certificates representing fractional shares will be issued as a result of the Merger. Each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Premiere Common Stock shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Premiere Common Stock multiplied by the Average Closing Price.

   2.7 Purchase for Investment, Etc. Each Owner represents and warrants the following to Premiere:

     (a) such Owner has accurately completed the Investor Questionnaire required by Premiere prior to or contemporaneous with the execution of the Transfer Agreement and the statements therein are true and correct and acknowledges that Premiere has relied upon such statements in entering into this Agreement;

     (b) such Owner is acquiring Premiere Stock for such Owner's own account and not with a view to or for sale in connection with any public distribution thereof within the meaning of the Securities Act;

     (c) such Owner (i) has sufficient knowledge and experience in financial and business matters to enable him, her or it to evaluate the merits and risks of an investment in Premiere Stock, (ii) has the ability to bear the economic risk of acquiring Premiere Stock for an indefinite period and to afford a complete loss thereof and (iii) has had an opportunity to ask questions of and to receive answers from the officers of Premiere and to obtain additional information in writing as requested, which has been made available to and examined by such Owner or such Owner's advisors; and

     (d) such Owner (i) acknowledges that Premiere Stock has not been registered under any securities laws and cannot be resold without registration thereunder or exemption therefrom, (ii) agrees not to transfer all or any Premiere Stock received by such Owner unless such transfer has been registered or is exempt from registration under applicable securities laws and (iii) acknowledges that the certificate(s) representing Premiere Stock shall bear the following legend with respect to the restrictions on transfer under applicable securities laws:

     "The securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, transferred or otherwise disposed of unless registered with the Securities and Exchange Commission of the United States and the securities regulatory authorities of applicable states or unless an exemption from such registration is available."

   2.8 Accounting, Tax and Regulatory Matters. Each Owner and the Company, jointly and severally, represents and warrants to Premiere that neither the Company, any Owner nor any Affiliate thereof has taken or agreed to take any action or has any knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code, or (ii) materially impede or delay receipt of any consents referred to in Section 5.6 of the Uniform Terms or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.


                          III.  ADDITIONAL AGREEMENTS


   3.1 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, the Company and Merger Corp shall execute and file the Articles of Merger, as appropriate, with the Secretary of State of the State of Michigan and a Certificate of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

   3.2 Conditions to Closing. The Company, the Owners and Premiere agree to use their commercially reasonable best efforts to satisfy the closing conditions set forth in Articles IV and V of this Agreement by the date indicated therein or the Closing Date, as applicable.

   3.3 Additional Indemnification Items. Subject to Sections 8.2 through 8.6 of the Uniform Terms, the Owners and, if the Transactions involve an Asset Transfer, the Company, shall jointly and severally indemnify and hold harmless Premiere, and its officers, directors, agents or affiliates, from and against any and all Losses suffered or incurred by any such party by reason of or arising out of any of the following:

        (a) a breach of Section 2.19 of the Uniform Terms as it relates to liability for sales tax (irrespective of whether disclosed on Schedule 2.19 or in the Financial Statements); and

        (b) the claim by Julienne Showey against the Company (irrespective of whether disclosed in the Schedules to the Uniform Terms).

   3.4 Tax Matters. Each of the Company, the Owners and Premiere undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Code for federal income tax purposes. Notwithstanding the foregoing, the Owners understand that (i) Premiere makes no representation or warranty regarding the tax treatment of this Agreement or the Merger, (ii) the Closing is not subject to a condition that an Internal Revenue Service ruling or tax opinion be obtained as to the federal income tax consequences of this Agreement or the Merger, and (iii) the Company and the Owners shall look to their respective advisors for advice concerning the tax consequences of this Agreement and the Merger.

   3.5 Registration Rights. At the Closing, Premiere and the Owners shall execute and deliver the Registration Rights Agreement.

   3.6  Accounting Treatment.

        (a) The Company and each of the Owners has accurately completed the Pooling Questionnaire required by Premiere prior to or contemporaneous with the execution of this Agreement, and the statements therein are true and correct.

        (b) Premiere, the Company and each of the Owners agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a pooling of interests for accounting purposes. Without limiting the foregoing, the Company and each of the Owners agrees not to sell, transfer, or otherwise dispose of his, her or its interests in, or reduce his, her or its risk relative to, any of the shares of Premiere Common Stock received in connection with the Merger until such time as Premiere notifies the Company and each such Owner that the requirements of ASRs 130 and 135 have been met. The Company and each of the Owners understands that ASRs 130 and 135 relate to the publication of financial results of at least thirty (30) days of post-Merger combined operations of Premiere and the Company. Premiere agrees that it shall publish such results within forty-five (45) days after the end of the first fiscal quarter of Premiere containing the required period of post-Merger combined operations and that it shall notify the Company and each of the Owners promptly following such publication. Premiere shall be entitled to place the following restrictive legend on the shares of Premiere Stock issued pursuant to the Merger to enforce the foregoing restrictions:

     "The shares represented by this certificate were issued pursuant to a business combination which is accounted for as a "pooling of interests" and may not be sold, nor may the owner thereof reduce his risks relative thereto in any way, until such time as Premiere Technologies, Inc. ("Premiere") has published the financial results covering at least 30 days of combined operations after the effective date of the merger through which the business combination was effected.

   3.7 Affiliate Agreements. The Company has disclosed in Schedule 3.7 all Persons whom it reasonably believes is an "affiliate" of the Company for purposes of Rule 145 under the 1933 Act. The Company shall use its reasonable efforts to cause each such Person to deliver to Premiere as soon as reasonably practicable following the execution of this Agreement, a written agreement, substantially in the form attached hereto as Exhibit D.

   3.8 Tax Representations. In connection with the opinion to be rendered to Premiere by Alston & Bird to the effect that the transactions contemplated hereby will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, the Owners shall furnish such counsel with such representations as to their plans for the disposition of the shares of Premiere Stock to be received in the Transactions as such counsel shall reasonably request.

   3.9 Restricted Stock. All contractual restrictions or limitations on transfer with respect to Company Common Stock under any plan, program, contract or arrangement, to the extent that such restrictions or limitations have not already lapsed (whether as a result of the Transactions or otherwise), and except as otherwise expressly provided in such plan, program, contract or arrangement, shall remain in full force and effect with respect to shares of Premiere Stock into which such restricted stock is converted pursuant to Section
2.2 of this Transfer Agreement.

   3.10 Exchange Listing. Premiere shall use its reasonable efforts to list, prior to the Effective Time, on the Nasdaq National Market the shares of Premiere Stock to be issued to the Owners pursuant to the Transactions, and Premiere shall give all notices and make all filings with the NASD required in connection with the Transactions.


            IV.  SUPPLEMENTAL CONDITIONS TO OBLIGATIONS OF PREMIERE

   In addition to the conditions of Premiere contained in Article V of the Uniform Terms, the obligation of Premiere to consummate the Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

   4.1 Approval of Owners. The Owners shall have approved the Merger in accordance with the requirements of the Michigan Act and the Company shall have provided Premiere certified copies of such resolutions, and Owners holding no more than ten percent (10%) of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall have exercised any of the rights described in Section 2.4.

   4.2 Grand Solution Documents. VTNLP, VTE, the NAP and each of the Franchisee Companies shall have executed and delivered Grand Solution Documents reflecting the terms described in Exhibit E hereto in form and substance reasonable satisfactory to Premiere.

   4.3 Pooling Letter. Premiere shall have received a letter from the Company in the form attached hereto as Exhibit F containing representations related to the pooling of interests accounting treatment.

   4.4 Reorganization Opinion. Premiere shall have received an opinion of Alston & Bird LLP, counsel to Premiere, to the effect that the transactions contemplated by the Agreement, including the Merger, will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code.

   4.5 Voice Response Corporation. All of the Company's obligations to or in respect of Voice Response Corporation, including without limitation guarantees of indebtedness, shall have been terminated. Further, Voice Response Corporation shall vacate the office or other commercial space currently occupied by the Company, within a reasonable period of time after the Closing, provided however, under no condition will Voice Response Corporation remain in the space 90 days after closing or interfere with the operations of Premiere past closing.


           V.  SUPPLEMENTAL CONDITIONS TO OBLIGATIONS OF THE COMPANY
                                AND THE OWNERS


   In addition to the conditions of the Company and the Owners contained in
Article VI of the Uniform Terms, the obligation of the Company and the Owners to consummate the Transactions is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

   5.1 Approval of Premiere and Merger Corp. The Board of Directors of Premiere and the Board of Directors and the shareholder of Merger Corp shall have approved the Merger in accordance with the requirement of applicable state law. Premiere and Merger Corp shall have provided the Company certified copies of such resolutions.

   5.2 Registration Rights. Premiere and each Owner shall have executed and delivered a Registration Rights Agreement.


                              VI.  MISCELLANEOUS

   6.1 Notices. The addresses for notices in accordance with Section 10.1 of the Uniform Terms for the Company and the Owners are as follows:

   If to the Company:                           With a copy to:
   Marvin Kasoff                                Michael P. McNamara, Jr.
   Hi-Pak Systems, Inc.                         Baker & Hostetler LLP
   31033 Schoolcraft Street                     1900 East 9th Street
   Suite 100                                    Cleveland, OH 44114-3485
   Lavonia, MI 48150

   Phone: (313) 458-5110                        Phone: (216) 621-0200
   Fax:   (313) 458-2835    Fax:                Fax:   (216) 696-0740
   Voice-Tel (313) 458-6278

   If to the Owners:                            With a copy to:
   Marvin Kasoff                                Michael P. McNamara, Jr.
   Hi-Pak Systems, Inc.                         Baker & Hostetler LLP
   31033 Schoolcraft Street                     1900 East 9th Street
   Suite 100                                    Cleveland, OH 44114-3485
   Lavonia, MI 48150

   Phone: (313) 458-5110                        Phone: (216) 621-0200
   Fax:   (313) 458-2835                        Fax:   (216) 696-0740
   Voice-Tel (313) 458-6278

   6.2  Owner's Representative.  The Owners' Representative for purposes of
Section 10.2 of the Uniform Terms shall be Marvin Kasoff, who shall serve as the Owner's Representative under the terms of said Section 10.2 of the Uniform Terms.

   6.3 Certain Definitions. In addition to the terms defined elsewhere herein and in the Uniform Terms, as used in this Agreement:

        (a)  "Anticipated Closing Date" shall mean April 30, 1997.

        (b) "Knowledge" of the Company shall mean the personal knowledge after due inquiry of those facts that are known or should reasonably have been known after due inquiry by Marvin Kasoff and Barbara Kasoff and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

        (c)  "Outside Closing Date" shall mean June 30, 1997.


                        [Signatures begin on next page.]

   IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                       PREMIERE:

                                       PREMIERE TECHNOLOGIES, INC.,
                                       a Georgia corporation

                                       By:   /s/ Patrick G. Jones
                                           _________________________________

                                       Title:   Sr. V.P.
                                              ______________________________

Attest:

By:  /s/ Douglas B. Hadaway
    ____________________________

Title:  Asst. Sec.
       _________________________



                                       COMPANY:

                                       HI-PAK SYSTEMS, INC.,
                                       a Michigan corporation

                                       By: /s/ Marvin Kasoff
                                           ______________________________

                                       Title:  President
                                              ____________________________


Attest:

By:    /s/ Barbara Kasoff
    ____________________________

Title:  Sec.
       _________________________


                                       OWNERS:


                                       /s/ Marvin Kasoff
                                       _________________________________
                                       MARVIN KASOFF,
                                       an individual resident of the
                                       State of Michigan, and as sole
                                       trustee of MARVIN KASOFF
                                       REVOCABLE TRUST

Witness:

By:   /s/ Barbara Kasoff
    ____________________________

Name:  Barbara Kasoff
      __________________________


                     [Signatures continued on next page.]

                                       /s/ Barbara Kasoff
                                       ___________________________________
                                       BARBARA KASOFF,
                                       an individual resident of the
                                       State of Michigan, and as sole
                                       trustee of BARBARA KASOFF
                                       REVOCABLE TRUST

Witness:

     /s/ Marvin Kasoff
By: ____________________________

       Marvin Kasoff
Name: __________________________